EZTRADER, INC.
6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012

October 30, 2014

Via EDGAR

Jennifer Gowetski, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:      EZTrader, Inc.
Registration Statement on Form 10-12(g)
Filed September 15, 2014
File No. 000-51255

Dear Ms. Gowetski:

The purpose of this letter is to respond to your letter of October 10, 2014 regarding the above-referenced registration statement. For your convenience, your comments appear in italics, followed by our responses. We are concurrently filing via EDGAR Amendment No. 1 to the Form 10-12(g) (“Amendment No. 1”).  Page references in our response are to Amendment No. 1.

General

1.            Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments. If you do not withdraw this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

We note the Staff’s comment and intend to address the Staff’s other comments within the required time frame.

2.            Please provide us support for all quantitative and qualitative business and industry data used in the filing. Clearly mark the specific language in the supporting materials that supports each statement. We may have further comment. As an example only, we note your discussion of the European Economic Area. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Please find enclosed hereto as Exhibit A1 supporting materials in connection with Cypriot Law and as Exhibit A2 our authorization to operate as Cyprus Investment Firm.

3.    You state on page 5 that you are not aware of any clear definitive ruling that finds the online trading of binary options would constitute illegal activity under U.S. federal laws. You further state that the SEC took the position that "the binary option contract is a security and must be registered." Please provide us a detailed legal analysis that explains why your business does not constitute illegal activity under U.S. federal laws. In addition, please more specifically describe the risks to you, your investors and your customers if your underlying business was determined to be illegal under U.S. federal laws.

We have revised our disclosure on page 5 of Amendment No. 1 to state that we are not aware of any clear definitive ruling that online transactions involving binary options are not permitted under U.S. federal securities laws. While the SEC has taken the position that a binary option contract is a security and must be registered, the Company notes other approaches to this subject. For example, in Stechler v. Sidley, Austin Brown and Wood, 382 F. Supp. 2d 580 (S.D.N.Y. 2005), the U.S. District Court considered the question of whether, under Second Circuit precedent, binary options are “cash-settled over-the-counter options” and therefore securities, and concluded that they likely were not. Nevertheless, we have taken a conservative approach and are blocking U.S. persons from becoming customers and using our trading platform. As part of these efforts to block U.S. persons from becoming customers, we utilize geo-targeting, which is a method of determining the country of the website visitor based on his or her address. Even if the website visitor uses a virtual private network or some other method of internet protocol that could prevent us from correctly identifying his country, we have a second layer of security, in the form of credit card/bank account identification, proof of address such as a current utility bill, and copies of a passport from each potential user to further ensure that they do not reside in the United States. Once a potential customer is identified as a U.S. person based on the methods described above, our trading platform automatically blocks this potential customer from using our website. Lastly, as noted in the filing, in July 2014 we started the process of obtaining a FCM license in the United States which may enable us to operate in the United States in complete compliance with applicable regulations.

Item 1. Business

Overview

4.    We note that your Trading Platform is active for use in 30 countries. Please revise here, or elsewhere as appropriate, to identify all markets in which you currently operate.

We have revised our disclosure on page 1 of Amendment No. 1 to identify all markets in which we currently operate.

5.    Revise here and under "Binary Options Websites" heading to specifically explain how your trading platform prohibits U.S. investors from opening investment accounts through your website. In addition, please revise to disclose any risks associated with U.S. investors opening investment accounts to the extent that such prohibitions fail.

We have revised our disclosure on page 2 of the Amendment No. 1 to explain how our trading platform prevents and prohibits U.S. customers from opening investment accounts through our website. In addition, we added to our disclosure on page 2 of Amendment No. 1 a disclosure relating to the risk of failing to prevent U.S. customers from opening investment accounts with us.

Our Current Business

Binary Options— featured by online providers, page 2

6.    Please revise to fully describe how binary option contracts function, including the automatic exercise feature and the investor's inability to modify the contract after the initial election. Please also include expanded risk factor disclosure to discuss the attending risks.

We have revised our disclosure on page 2 of Amendment No. 1 to further provide how binary option contracts function. We have not revised our disclosure with respect to attending risks since we are not aware of any of such risks.

7.    We note your disclosure in this section that investors stand to lose 85%-90% of his or her investment if the customer's prediction is not fulfilled and that returns are "usually" fixed around 75%. Please revise to briefly explain the variance in the loss amount as well as clarify when returns are not fixed at 75%.

We have revised our disclosure on page 2 of Amendment No. 1 to explain the variance in the loss amount and to clarify when returns are not fixed at 75%.

Binary Options Website, page 2

8.    Please revise to more specifically describe the mechanics of your trading platform and account setup, including the process by which investors bid on options, each method of deposit, and all fees associated with participation. Include in your revised narrative a discussion of minimum deposit amounts, if any. We may have further comment.

We have revised our disclosure on page 2 of Amendment No. 1 to more specifically describe the mechanics of our trading platform and account setup, including the process by which our customers bid on options, method of deposit, and all fees associated with participation.

Marketing, page 3

9.    Please revise to more fully discuss the nature of your arrangements with business intelligence providers. Please also file these agreements, as well as your sponsorship agreements, as exhibits or tell us why such agreements are not material.

We have revised our disclosure on page 3 of Amendment No. 1 to more fully discuss the nature of our arrangements with business intelligence providers.

We have not filed the agreements between us and business intelligence providers, as well as our sponsorship agreements, as exhibits to Amendment No. 1 as we deem these agreements to be immaterial to our business and our financial condition, the agreements may be terminated easily, are in the regular course of our business and may be further reentered into from time to time with different parties.

10.          Please more specifically describe the "OPTION AFFILLIATES.COM " program and explain how revenues are generated through this program.

We have revised our disclosure on page 3 of Amendment No. 1 to further describe the "OPTION AFFILLIATES.COM " program, including how revenues are generated through this program.

Trading Platform

General

11.          We note that your third party hosting service provider has a SAS70 accreditation. Please describe to us and revise your disclosure to explain what is meant by a SAS70 accreditation.

We have revised our disclosure on page 4 of Amendment No. 1 to describe the meaning of the SAS70 accreditation.

(ii) Robust, scalable technology platform and infrastructure, page 4

12.          Please revise to identify the third party service provider and describe the material terms of your agreement with such third party service provider.

We have revised our disclosure on page 4 of Amendment No. 1 to identify the third party service provider and to describe the material terms of our agreement with such third party service provider.

Customer Base, page 4

13.          Please revise to briefly explain what you mean by "competitive dealing options which vary by instrument category."

We have revised our disclosure on page 4 of Amendment No. 1 to briefly explain the meaning of "competitive dealing options which vary by instrument category."

Industry background and markets, page 5

14.          Please revise your disclosure to provide the basis for your statement that your user review scores are typically higher than your peers.

We have revised our disclosure on page 5 of Amendment No. 1 to remove our statement that our user review scores are typically higher than our peers and rather described how we monitor customer reviews.

Trading and Customer limits, page 5

15.          Please revise to discuss both trading and customer limits in greater detail. For instance, explain whether limits are customized for each investor or for certain categories of investors. Please also describe your real-time financial risk limitation systems.

We have revised our disclosure on page 5 of Amendment No. 1 to discuss in further detail the limits on trading and customers. In addition, we have revised our disclosure on page 5 of Amendment No. 1 to describe our real-time financial risk limitation systems.

Current trading and future prospects, page 5

16.          You state that you initiated the process of obtaining a Futures Commodities Merchant license, which may enable you to operate in the U.S. Please revise to briefly describe how this process may enable you to operate in the U.S. and update the status of this process, as applicable.

We have added a new disclosure on page 5 of Amendment No. 1 to describe the process of obtaining a Futures Commodities Merchant license and to update the status of this process.

Government Regulation

Non-U.S. Regulation of Online Binary Options, page 6

17.          Expand your disclosure in this section to more fully discuss the varying regulatory requirements for each of the countries in which your trading platform is available to prospective investors. As an example only, please revise to describe all current and proposed European Union Directives, as well as the European Market Infrastructure Regulation. Please also confirm whether the company is currently in compliance with all such regulations.

We have expended our disclosure on page 6 of Amendment No. 1 to more fully discuss the varying regulatory requirements for each of the countries in which our trading platform is available to prospective customers.

In addition, we have expended our disclosure on page 6 of Amendment No. 1 to describe all current and proposed European Union Directives, as well as the European Market Infrastructure Regulation. We confirm that we are currently in compliance with all such regulations.

Item 1A. Risk Factors

Regulatory Risks

Government regulation could require us to register our business..., page 8

18.          Please revise this risk factor to remove mitigating language, including your discussion of the lack of definitive rulings regarding illegal activity of your business under U.S. laws as well as your discussion of your process to obtain FCM licensure.

We have removed the mitigating language from our disclosure on page 8 of Amendment No. 1.

Item 2. Financial Information

Overview, page 16

19.          We note your earlier discussion of certain key performance measures such as ARPU and AUAC. Revise in this section to outline how you calculate these figures and also detail what trend information the company ascertains from such metrics. Please also update your year to year comparison, to the extent material, to discuss the variance in these measures during the reference period. We may have further comment.

We have revised our disclosure on page 16 of Amendment No. 1 to outline how we calculate ARPU and AUAC. In addition, we have included in our disclosure on page 16 of Amendment No. 1 year to year comparison of ARPU and AUAC measures.

Our Business, page 17

20.          Revise your disclosure in this section to clarify how you distinguish between customers and "currently active" customers.

We have revised our disclosure on page 17 of Amendment No. 1 to clarify how we distinguish between customers and "currently active" customers.

Results of Operations for Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 17

21.          Please expand disclosure related to results of operations to discuss the drivers of changes in your operating results. For example, you disclose that total revenues increased 422% for the six months ended June 30, 2014 compared to the same period of prior year as a result of an increase in your spending on customer acquisition costs, improved website and effective marketing. Consider discussing fluctuations in the specific components of revenue and operating expenses, such as fluctuations in trading volume between the respective periods.

We have expanded our disclosure related to results of operations on page 17 of Amendment No. 1.

Sales and Marketing,  page 18

22.          Please reconcile the sales and marketing expense amounts of $4,649,143 and $378,394 for the six months ended June 30, 2014 and 2013, respectively, to the selling and marketing amounts disclosed in the Consolidated Statements of Operations for the same periods.

We have revised our disclosure on page 18 of Amendment No. 1 to reconcile the sales and marketing expense amounts for the six months ended June 30, 2014 and 2013.

Liquidity  and Capital Resources, page 18

23.          We note your disclosure stating that you finance your operations through revenues. Considering that you have incurred net losses and that you have an accumulated deficit of $27 million please revise disclosure to explain other sources of financing used or available to finance your operations.

We have expanded our disclosure on page 18 of Amendment No. 1 to explain sources available to finance our operations.

24.          We note from your disclosure in Note 11 to the audited consolidated financial statements that undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested. Please quantify the amount of cash that is considered to be indefinitely reinvested and describe the limitations of its availability to you in meeting your obligations.

As of today, none of our foreign subsidiaries had any undistributed earnings and therefore we currently do not have any balances which are needed to be considered for reinvestment in the future.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

25.          Please expand footnotes 4 and 5 to provide the name(s) of the natural persons with voting or dispositive control over each company's respective holdings.

We have expanded our disclosure of footnotes 4 and 5 on page 22 of Amendment No. 1 to provide the names of the natural persons with voting or dispositive control over each company's respective holdings.

Consulting, Employment Contracts and Termination of Employment..., page 26

26.          Please revise to describe the nature of the services provided by Citron Investments Ltd. under this arrangement.

We have revised our disclosure on page 26 of Amendment No. 1 to describe the nature of the services provided by Citron Investments Ltd. under this arrangement.

Item 11. Description of Registrant's Securities to be Registered, page 30

27.          We note that your disclosure stating that your authorized capital stock consists of 300 million shares of common stock. Please reconcile this amount to the number of shares disclosed on the interim balance sheet of 150 million shares as of June 30, 2014.

We amended our articles of incorporation on July 14, 2014 to increase the amount of our authorized capital stock to 300 million shares of common stock. We have previously filed the Certificate of Amendment to Articles of Incorporation as Exhibit 3.1 to Form 10 on September 15, 2014.

Item 15. Financial Statements and Exhibits, page 32

General

28.          Please tell us why you filed form of agreements rather than final, executed copies of the agreements for Exhibits 10.9 through 10.12. Refer to Item 601(a)(4) and  instructions 1 and 2 to Item 601 of Regulation S-K.

We revised the Exhibits 10.9 through 10.12 to comply with Item 601(a)(4) and  instructions 1 and 2 to Item 601 of Regulation S-K. In particular, pursuant to Instruction 2 of Item 601 of Regulation S-K, we have filed Schedules of Omitted Documents as exhibits 10.13 through 10.16 to Amendment No. 1.

Interim  Condensed Consolidated Financial Statements as of June 30, 2014  Consolidated Balance Sheets, page F-3

29.          Please revise the disclosure under equity to properly reflect the amounts of common shares issued and outstanding as of June 30, 2014 and December 31, 2013.

We have not revised such disclosure since the numbers stated are accurate.

Consolidated Statements of Cash Flows, page F-6

30.          We note that you present convertible loans and short-term bank credit activity as net within the financing activities section of your consolidated statements of cash flows. Please explain to us how these borrowings meet the criteria for net presentation within the consolidated statements of cash flows. Please cite applicable guidance.

The convertible loans are stated at net since there were no repayments of any loans. Short-term bank credits are amounts due on demand and considered to have maturities of three months or less according to ASU 230-10-45-7, 45-9 and should be reported on a net basis.

Consolidated Financial Statements as of December 31, 2013

Note 14 — Related Parties, page F-25

31.          We note your disclosure of transaction amounts and balances with related parties for the respective periods. Please revise the notes to the financial statements to disclose the nature and significant terms of all related party transactions as required by ASC 850-10- 50.

We have revised our disclosure on page F-25 of Amendment No. 1 to provide the nature and significant terms of all related party transactions as required by ASC 850-10- 50.

*     *    *

We acknowledge that:

•	We are is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call our attorney, Oded Har-Even (212) 660-5002 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely, EZTrader Inc. By: /s/ Shimon Citron Name: Shimon Citron Title: Chief Financial Officer

cc, with a marked copy of Amendment No. 1:

Oded Har-Even, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP